

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2014

Via E-mail
Jeffrey C. Mack
Chief Executive Officer
Cachet Financial Solutions, Inc.
18671 Lake Drive East
Minneapolis, MN 55317

>   **Re: Cachet Financial Solutions, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted April 8, 2014**
>   **File No. 377-00558**

Dear Mr. Mack:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

      Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note references to third-party information throughout the prospectus, including information from reports prepared by Markets & Markets and Celent. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available.

4. Please prominently disclose that the company was a shell company. Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company and to discuss the conditions that must be met under Rule 144(i).

Prospectus Summary, page 1

5. Please provide a concise summary, in non-technical terms, of the services you provide to your customers. For example, on page 2, we note your statement that your mobile application is analogous to banking with JP Morgan Chase. Please explain in plain English the products and services you provide to your customers.

6. Revise your summary to discuss management's reasons for becoming a public company at this time in the company's development and with little time and attention from management. Discuss the pros and cons of doing so, including management's estimate of the increased expenses of publicly reporting.

7. We note that you have engaged in several significant acquisitions over the last several years. Please expand your history to discuss these acquisitions.

8. Please highlight here, in the Risk Factors and under the Plan of Distribution the impact of the concurrent selling shareholder offering on the company's ability to sell its shares.

9. We note your discussion on page 1 of the unbanked or the underbanked market. Please revise this disclosure to clarify how your products service this market and what portion of this market you believe is addressable by your products.

10. Please revise to disclose here that your auditor has expressed a substantial doubt as to your ability to continue as a going concern.

Our Competitive Strengths, page 2

11. We note your disclosure regarding your innovative products. Please revise your disclosure to clarify the importance of these technologies to your operations. For

example, we note your disclosure on page 38 that none of these functions are "critical to our overall ability to provide RDC services."

Recent Developments, page 4

12. Please revise the first sentence of the final paragraph in this section to delete the portion of the sentence indicating that the summary of Merger Agreement is qualified in its entirety by reference to the actual Merger Agreement. It is your responsibility to summarize accurately the material portions of the Merger Agreement.

Risk Factors, page 9

We have a significant number of shares of our common stock issuable…, page 9

13. We note your discussion of your Loan and Security Agreement with Michael J. Hanson. Please update to reflect whether the loan was repaid prior to April 4, 2014. In addition, please provide an estimate of the number of shares that will be issued to Mr. Hanson based on $2.40 per share.

We have a significant amount of secured and unsecured debt…, page 10

14. Please revise to include accrued but unpaid interest in this discussion.

Under our current business model, we rely upon third parties to provide software…, page 12

15. Please clarify that you do not currently own proprietary software for your RDC solutions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

16. Please enhance the overview of your management's discussion and analysis to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. Your overview should provide a general overview of the trends in the RDC and mobile wallet market, including technological trends. For more information, refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretive Rule on Management's Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

Business, page 31

Outsourced Functions, page 37

17. Please revise your disclosure to clarify the current status of your RDC software platform, including whether you have entered into a new license agreement with a third party. In addition, please tell us whether the cancellation of this agreement poses a risk to your operations or business.

New Products & Product Enhancements, page 37

18. Please revise this disclosure to provide a more detailed description of your plans to develop these new products. This discussion should include specific information regarding each material event or step required to develop these products, including costs and time.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Terry French, Accountant Branch Chief, at (202) 551-3828 or Charles Eastman, Staff Accountant, at (202) 551-3794 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director